

2009 ANNUAL REPORT

TERADATA®

Raising Intelligence

SELECTED FINANCIAL DATA

in millions, except per share and employee amounts

For the Year Ended December 31	2009	2008	2007[1]	2006	2005[2]
Revenue	$1,709	$1,762	$1,702	$1,547	$1,467
Income from operations	$ 338	$ 333	$ 320	$ 302	$ 284
Other (expense) income	$ (4)	$ 5	$ 2	$ –	$ –
Income tax expense	$ 80	$ 88	$ 122	$ 110	$ 78
Net income	$ 254	$ 250	$ 200	$ 192	$ 206
Net income per common share					
Basic	$ 1.48	$ 1.40	$ 1.11	$ 1.06	$ 1.14
Diluted	$ 1.46	$ 1.39	$ 1.10	$ 1.06	$ 1.14

At December 31	2009	2008	2007	2006	2005
Total assets	$1,569	$1,430	$1,294	$1,003	$ 911
Debt	$ –	$ –	$ –	$ –	$ –
Total stockholders' equity/parent company equity	$ 910	$ 777	$ 631	$ 591	$ 517
Cash dividends	$ –	$ –	$ –	$ –	$ –
Number of employees	6,600	6,400	5,900	$5,100	4,500

(1) Includes $17 million ($15 million after-tax) for expenses related to Teradata's separation from NCR; a $10 million charge related to a tax rate change in Germany; an out-of-period income tax expense adjustment of $7 million relating to prior years; and $6 million for a tax benefit related to the separation.

(2) Includes income tax benefits totaling $33 million from the favorable settlement of tax audit issues relating to the tax years 1997-1999 and 2000-2002.

TOTAL RETURN TO SHAREHOLDERS

The following graph compares the relative performance of Teradata stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's Information Technology Index. This graph covers the twenty-seven-month period from October 1, 2007 (immediately following Teradata's separation from NCR) through December 31, 2009.


$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
Total Returns (1)
10/1/07
12/31/07
3/31/08
6/30/08
9/30/08
12/31/08
3/31/09
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Teradata Corporation
S&P Information Technology Index
S&P 500 Index
Months Ending

Company/Index	1 Oct 2007	31 Dec 2007	31 Mar 2008	30 Jun 2008	30 Sep 2008	31 Dec 2008	31 Mar 2009	30 Jun 2009	30 Sep 2009	31 Dec 2009
Teradata Corporation	$ 100	$ 104	$ 83	$ 87	$ 74	$ 56	$ 61	$ 89	$ 104	$ 119
S&P 500 Index	$ 100	$ 95	$ 86	$ 84	$ 77	$ 60	$ 53	$ 62	$ 72	$ 76
S&P Information Technology Index	$ 100	$ 99	$ 84	$ 86	$ 76	$ 56	$ 59	$ 70	$ 82	$ 91

(1) In each case, assumes a $100 investment immediately following Teradata's separation from NCR on October 1, 2007, and reinvestment of all dividends, if any.

2009 FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

You should read the following discussion in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This Annual Report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

BUSINESS OVERVIEW

Teradata provides data warehousing solutions for customers worldwide that combine software (including the Teradata database software and tools, data mining and analytical applications), hardware and related consulting and support services. These solutions can also include third-party products and services from other leading technology and service partners.

Our solutions enable customers to integrate detailed enterprise-wide data such as customer, financial and operational data into a single data warehouse and provide the analytical capabilities to transform that data into useful information. These solutions allow customers to have a consistent, accurate view of their data and businesses, with more accurate, insightful and timely information when and where they need it to make better and faster decisions. This approach provides customers with better insight, faster access to new analytics and less redundancy within their information technology ("IT") infrastructure so they can maximize business value while minimizing their total cost of ownership.

Our data warehousing technologies provide a high level of performance, scalability, availability and manageability for strategic and operational analytic requirements. Our IT consultants combine a proven methodology, deep industry expertise and years of hands-on experience to help clients quickly capture business value while minimizing risk. Our customer services professionals provide a single source of support services to allow customers to maximize use and fully leverage the value of their investments in data warehousing.

Through active enterprise intelligence, Teradata is extending the use of traditional enterprise data warehousing ("EDW") by integrating advanced analytics into enterprise business processes, allowing companies to combine the analysis of current and historical data so operations personnel can make decisions at the point of contact or service and take action as events occur.

In 2008, Teradata launched an expanded family of data warehouse offerings, now also providing customers with the ability to use Teradata for point solutions or data marts, in addition to our core EDW technology. Teradata offers data warehousing solutions to many major industries, including banking/financial services, entertainment (including gaming and media), government, insurance and healthcare, manufacturing, retail, telecommunications, transportation and travel. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors, value-added resellers and distributors. We deliver our solutions to customers on a global basis, and organize our operations in the following three regions which are also our reportable segments: North America and Latin America ("Americas"), Europe, the Middle East and Africa ("EMEA"), and Asia Pacific and Japan ("APJ").

2009 FINANCIAL OVERVIEW

As more fully discussed in later sections of this MD&A, the following are the financial highlights for 2009:

- Revenue decreased 3% in 2009 from 2008, with declines in product revenue offset somewhat by higher service revenue.
- Gross margin was 54.9% in 2009, up from 53.9% in 2008, largely driven by improvements in our consulting and installation-related services ("consulting") business.

- Operating income was $338 million in 2009, up from $333 million in 2008. Operating income in 2009 benefited from lower Selling, General and Administrative ("SG&A") expenses and improved consulting services margins, offset somewhat by the impact of lower product revenue and higher Research and Development ("R&D") expenses.
- Net income of $254 million in 2009 increased from $250 million in 2008. Net income per common share (diluted) of $1.46 in 2009 compared to $1.39 in 2008. In addition to the items discussed above, net income for 2009 benefited from a lower tax rate of 24% in 2009, compared to 26% in 2008.

STRATEGY OVERVIEW

Teradata is in a leadership position to help companies manage growing data volumes and complexity to gain business insight and competitive advantage. We have four key initiatives underway to broaden our position in the market and take advantage of this opportunity. These initiatives include continuing to:

- Increase our market coverage through additional sales territories (hiring incremental sales account executives as well as technology and industry consultants),
- Invest to extend Teradata's core technology and expand our family of compatible data warehouse platforms to address multiple market segments,
- Differentiate Teradata and drive platform demand by delivering services that enable customers to achieve best-in-class analytics, and
- Invest in partners to increase the number of solutions available on Teradata platforms to maximize customer value, and to provide more market coverage.

FUTURE TRENDS

We believe that demand for our solutions will continue to increase due to the continued increase in data volumes, the scale and complexity of business requirements, and the growing use of new data elements and more near real-time analytics over time. The adoption by customers of more near real-time analysis for enterprise intelligence is driving more applications, usage and capacity.

The United States and other international economies, significant to Teradata's sales efforts, experienced severe economic recessions in 2009, which had an adverse impact on IT budgets and capital spending trends, and contributed to lengthened sales cycles for acquiring Teradata products and services. While recently there have been some signs of economic recovery, the speed and scope of such recovery, as well as the related impact on our current and potential customers, remains unclear. The size, timing and contracted terms of large customer orders for our products and services can impact, both positively and negatively, our long-term operating results.

As a portion of the Company's operations and revenue occur outside the United States, and in currencies other than the U.S. dollar, the Company is exposed to fluctuations in foreign currency exchange rates. In 2010, Teradata expects approximately one to two percentage points of benefit from currency translation on its reported revenue and a corresponding currency impact on operating income, based on currency rates as of January 27, 2010.

While macroeconomic challenges and fluctuations in the IT environment do occur, our long-term outlook remains positive. We did not experience significant changes in 2009 due to competitive and/or pricing trends for our EDW or appliance solutions, although there is a risk that pricing pressure for either of these solutions could occur in the future. We continue to be committed to new product development and achieving a responsive yield from our research and development spending and resources, which are intended to drive future demand. We also continue to evaluate opportunities to increase our market coverage and are committed to continuing to increase our number of sales territories, among other things, to drive future revenue growth. Given the length of sales cycles in the data warehouse market, new sales account territories typically take more than two years, on average, to become productive.

RESULTS FROM OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

In millions	2009	% of Revenue	2008	% of Revenue	2007	% of Revenue
Product revenue	$ 772	45%	$ 849	48%	$ 884	52%
Service revenue	937	55%	913	52%	818	48%
Total revenue	1,709	100%	1,762	100%	1,702	100%
Gross margin						
Product gross margin	503	65.2%	547	64.4%	572	64.7%
Service gross margin	435	46.4%	402	44.0%	344	42.1%
Total gross margin	938	54.9%	949	53.9%	916	53.8%
Operating expenses						
Selling, general and administrative expenses	483	28.3%	508	28.8%	470	27.6%
Research and development expenses	117	6.8%	108	6.1%	126	7.4%
Total operating expenses	600	35.1%	616	35.0%	596	35.0%
Operating income	$ 338	19.8%	$ 333	18.9%	$ 320	18.8%

Revenue

Teradata revenue declined 3% in 2009 from 2008. The revenue decline included a negative effect of 2% from foreign currency fluctuations. Product revenue decreased 9% in 2009 from 2008, due to the difficult global economic environment, which resulted in reduced capital spending by companies. Service revenue increased 3% in 2009 from 2008, driven by increases in both consulting and maintenance services.

Teradata revenue increased 4% in 2008 from 2007. The revenue growth included a net benefit of 2% from foreign currency fluctuations. Product revenue decreased 4% in 2008 from 2007, due to a lengthening of sales cycles and the general downturn in the global economy. Service revenue increased 12% in 2008 from 2007, driven by a 17% increase in maintenance revenue and an 8% increase in consulting services revenue, as compared to 2007. Maintenance revenues benefited from product expansion, including the full-year impact of the increase in product revenues from 2006 to 2007.

Gross Margin

Gross margin was 54.9% in 2009, up from 53.9% in 2008. Product gross margin increased to 65.2% from 64.4% in 2008 with a positive deal mix offset in part by the impact of increased capitalized software amortization against lower product revenue, as well as the adverse impact of currency translation on international product revenue. The term "deal mix" refers to the revenue mix of our product sales consummated in a particular period, including both software versus hardware content and mix, and amount and mix of third-party products re-sold. Due to the timing of capitalizations and amortizations of software development costs and our strategic initiative of increasing our research and development investments, we saw an increase in the balance of capitalized software development costs on our balance sheet as of December 31, 2009. Consistent with the second half of 2009, we may have an increase of approximately $11 million in amortization of these capitalized software development costs in 2010, which will be reflected as a cost of product revenue. Services gross margin increased to 46.4% in 2009 from 44.0% in 2008, due to improvements in our consulting services business which benefited from improved utilization of internal resources, lower outside contractor costs, lower overhead costs and lower travel expenses. The improvement in product and services margins more than offset a lower proportion (mix) of product revenue, in relation to services revenue, as compared to the prior year.

Gross margin was 53.9% in 2008, relatively unchanged from 2007. Product gross margin decreased slightly to 64.4% in 2008 from 64.7% in 2007 with an adverse deal mix offset in part by the positive impact of currency translation on international product revenue. Services gross margin increased to 44.0% in 2008 from 42.1% in 2007, due largely to operating leverage arising from lower headcount growth of customer service technicians when compared to revenue growth.

Operating Expenses

Total operating expenses, including SG&A and R&D expenses, were $600 million in 2009 compared to $616 million in 2008. A $25 million decrease in SG&A expenses was driven by the positive impact from foreign currency fluctuations along with lower expenses for travel and other discretionary costs, sales commissions and certain outside services, which more than offset the expense impact of increased expense from the increased number of sales territories. The $9 million increase in R&D expenses was driven by higher salary, benefits and variable incentive compensation expenses given achievement of performance targets, hiring and turnover activity, as well as increased materials spending for product development, which more than offset a $6 million increase in capitalization of software development cost.

Total operating expenses were $616 million in 2008 compared to $596 million in 2007. The $38 million increase in SG&A expenses included increased sales territory expense, as well as the negative impact from foreign currency fluctuations. The SG&A expenses for 2007 included $17 million related to the separation of Teradata from NCR (the "Separation"). R&D expenses were lower by $18 million in 2008, compared to 2007, primarily as a result of $11 million more in capitalization of software development cost as well as reduced variable compensation programs. Operating expenses for 2008 included $19 million of recurring incremental costs associated with Teradata operating as an independent, publicly-traded company.

Effects of Pension and Postemployment Benefit Plans

Teradata's pension and postemployment benefit expense for the years ended December 31, 2009, 2008 and 2007 is shown below. Pension and postemployment benefit expenses incurred prior to the Separation were allocated to Teradata by NCR.

In millions	2009	2008	2007
Pension expense	$ 9	$ 8	$ 9
Postemployment expense	6	11	15
Total expense	$ 15	$ 19	$ 24

The decrease in postemployment expense from 2007 to 2009 was primarily driven by decreases in the Company's involuntary turnover rate assumption. Prior to the Separation, the Company's involuntary turnover rate assumption was combined with NCR. Post-Separation, the involuntary turnover rate assumption more clearly reflects the lower rate experienced/anticipated as a separate company. For additional information on pension and postemployment benefit obligations, see "Note 7—Employee Benefit Plans" in Notes to Consolidated Financial Statements elsewhere in this Annual Report.

Other Income (Expense)

Other income and expense was $4 million of net expense in 2009, down from $5 million of net income in 2008. The decrease was driven by lower interest income given the lower interest rate environment, as well as a $5 million charge in 2009 to write-down the value of an equity investment, compared to $3 million of such charges in 2008.

Income Taxes

The effective income tax rate was 24%, 26% and 38% for the years ended December 31, 2009, 2008 and 2007, respectively. The effective tax rate for the year ended December 31, 2009 included a net tax benefit for a recurring state and local income tax credit that was not recognized in the 2008 income tax rate. The effective tax rate for the year ended December 31, 2008 included a $3 million charge to reflect a change in estimate identified in conjunction with filing the Company's 2007 U.S. federal tax return. We currently estimate our full-year effective tax rate for 2010 to be approximately 24% to 25.5%. This estimate takes into consideration, among other things, the forecasted earnings mix by jurisdiction for 2010, the uncertainty surrounding the reinstatement in 2010 of the U.S. federal R&D Tax Credit, which expired as of December 31, 2009, and the realization of approximately $6 million in tax benefit associated with the recognition of certain foreign net operating loss carryforwards arising from the recent completion of a pre-Separation audit in the United Kingdom. For additional information, see "Note 5—Income Taxes" in the Notes to Consolidated Financial Statements elsewhere in this Annual Report.

The provision for income taxes for the years after the Separation is based on the pre-tax earnings mix by jurisdiction of Teradata and its subsidiaries under the Company's current structure. For the period prior to the Separation, while the Company was operated as part of NCR, Teradata's provision for income taxes in certain tax jurisdictions reflected only a portion of the tax benefits related to certain foreign operations' tax net operating losses due to the uncertainty of the ultimate realization of future benefits from those losses under NCR's tax structure. The 2007 tax rate included a discrete $10 million charge, or 3.1%, related to a tax rate change in Germany, as well as a $7 million charge, or 2.2%, to correct prior period errors in the calculation of the income tax provision related to intercompany profit eliminations. As the impact of this error was not material to the then current period, or any prior period, it was recorded in the second quarter of 2007. The 2007 tax rate also included a $6 million tax benefit, or 1.9%, related to the utilization of certain tax attributes associated with foreign sourced income. For additional information on these prior-year tax items, see "Note 5—Income Taxes" in Notes to Consolidated Financial Statements elsewhere in this Annual Report.

Revenue and Gross Margin by Operating Segment

As described in "Note 11—Segment, Other Supplemental Information and Concentrations" in Notes to Consolidated Financial Statements, Teradata manages its business in three geographic regions, which are also the Company's operating segments: (1) the Americas region; (2) the EMEA region; and (3) the APJ region. Teradata believes this format is useful to investors because it allows analysis and comparability of operating trends by operating segment. It also includes the same information that is used by Teradata management to make decisions regarding the segments and to assess our financial performance. The discussion of our segment results describes the changes in results as compared to the prior-year period.

The following table presents revenue and operating performance by segment for the years ended December 31:

In millions	2009	% of Revenue	2008	% of Revenue	2007	% of Revenue
Revenue						
Americas	$ 981	57%	$ 984	56%	$ 964	57%
EMEA	430	25%	451	26%	424	25%
APJ	298	18%	327	18%	314	18%
Total revenue	1,709	100%	1,762	100%	1,702	100%
Segment gross margin						
Americas	570	58.1%	557	56.6%	554	57.5%
EMEA	230	53.5%	234	51.9%	205	48.3%
APJ	138	46.3%	158	48.3%	157	50.0%
Total segment gross margin	$ 938	54.9%	$ 949	53.9%	$ 916	53.8%

Americas Revenue was roughly unchanged in 2009 from 2008, with a 7% decrease in product revenue offset by a 7% increase in services revenue. Gross margin increased to 58.1% in 2009, from 56.6% in 2008, driven by improvements in the consulting services business and a smaller increase in product gross margin rate due to a positive deal mix as compared to the prior year. These improvements were offset in part by the impact of a lower proportion of product revenue, in relation to services revenue, as compared to the prior year.

Revenue increased 2% in 2008 from 2007, with increases in services revenue offset somewhat by lower product revenue. Gross margin decreased to 56.6% for 2008, from 57.5% in 2007, primarily driven by lower product margins as a result of the deal mix as compared to the prior period.

EMEA Revenue decreased 5% in 2009 from 2008, driven by a 6% decrease in product revenue and a 3% decrease in service revenue. The revenue decline included 7% of adverse impact from foreign currency fluctuations. Gross margin increased to 53.5% in 2009, from 51.9% in 2008, driven by improvements in consulting services.

Revenue increased 6% in 2008 from 2007, driven by a 17% increase in maintenance revenue. The revenue growth included 3% of benefit from foreign currency fluctuations. Gross margin increased to 51.9% for 2008, from 48.3% in 2007, primarily driven by increased product margins. Product margins benefited from an improved deal mix and the benefit of foreign currency translation.

APJ Revenue decreased 9% in 2009 from 2008, driven by a 22% decrease in product revenue. The revenue decline included 1% of benefit from foreign currency fluctuations. Gross margin declined to 46.3% in 2009, from 48.3% in 2008, driven by the impact of the lower product revenue as well as lower maintenance margins, offset in part by an improvement in consulting services margins.

Revenue increased 4% in 2008 from 2007, with double-digit increases in service revenue largely offset by lower product revenue as compared to a very strong performance in 2007. The revenue growth included 6% of benefit from foreign currency fluctuations. Gross margin decreased to 48.3% in 2008, from 50.0% in 2007. Lower gross margins were driven by the higher proportion of services revenue compared to the prior year. This impact was partially offset by improved maintenance services margins.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Teradata ended 2009 with $661 million in cash and cash equivalents, a $219 million increase from the December 31, 2008 balance of cash, cash equivalents, and short-term investments, even after using approximately $174 million for repurchases of Company common stock during the year. Cash provided by operating activities increased by $15 million to $455 million in 2009. The increase in cash provided by operating activities was primarily due to an increase in current payables and accrued expenses, as well as a positive change in other assets and liabilities as compared to 2008. These improvements were partially offset by a $4 million decrease in deferred revenue in 2009 compared to a $13 million increase in 2008, as well as a smaller reduction in receivables in 2009 as compared to 2008.

Teradata's management uses a non-GAAP measure called "free cash flow," which we define as net cash provided by operating activities less capital expenditures for property and equipment, and additions to capitalized software, as one measure of assessing the financial performance of the Company. Free cash flow does not have a uniform definition under accounting principles generally accepted in the United States of America ("GAAP"); and therefore, Teradata's definition of this measure may differ from the definition used by other companies. The components that are used to calculate free cash flow are GAAP measures taken directly from the Consolidated Statements of Cash Flows. We believe that free cash flow information is useful for investors because it relates the operating cash flow of the Company to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures, for among other things, investments in the Company's existing businesses, strategic acquisitions and repurchase of Teradata common stock. Free cash flow does not represent the residual cash flow available for discretionary expenditures since there may be other non-discretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP.

The table below shows net cash provided by operating activities and capital expenditures for the following periods:

In millions	2009	2008	2007
Net income	$ 254	$ 250	$ 200
Net cash provided by operating activities	$ 455	$ 440	$ 387
Less:			
Expenditures for property and equipment	(29)	(19)	(50)
Additions to capitalized software	(59)	(52)	(45)
Free cash flow	$ 367	$ 369	$ 292
Free cash flow as a percentage of net income	144%	148%	146%

Financing activities and certain other investing activities are not included in our calculation of free cash flow. In 2009, these other investing activities primarily consisted of purchases and sales of short-term investments. In 2008, other investing activities primarily consisted of purchases and sales of short-term investments and an immaterial acquisition consummated during the first quarter of 2008. Teradata's short-term investments consisted of bank time deposits with original maturities between three months and one year.

Teradata's financing activities for the years ended December 31, 2009 and 2008 consisted primarily of cash outflows from our share repurchase activities. The Company purchased 7.0 million shares of its common stock at an average price per share of $25.11 in 2009, and 8.5 million shares at an average price per share of $20.67 in 2008. Share repurchases were made under the two share repurchase programs authorized by our Board of Directors in 2008. The first program (the "dilution offset program") authorizes the Company to purchase Teradata common stock to the extent of cash received from the exercise of stock options and the Teradata Employee Stock Purchase Plan ("ESPP") to offset dilution from shares issued pursuant to these plans. The second program (the "general share repurchase program") authorizes the Company to repurchase an additional $250 million of the Company's outstanding shares of common stock. On May 4, 2009, the Company's Board of Directors authorized an additional $300 million increase to the Company's existing general share repurchase program. As of December 31, 2009, the Company had $234 million of authorization remaining on the ($250 million and $300 million) general share repurchase programs to repurchase outstanding shares of Teradata common stock. Share repurchases made by the Company are reported on a trade date basis. Our share repurchase activity depends on factors such as our working capital needs, our cash requirements for capital investments, our stock price, and economic and market conditions. Subsequent to the year ended December 31, 2009, from January 1, 2010 through February 26, 2010, the Company repurchased approximately 2.4 million shares for approximately $70 million under the two existing share repurchase programs. Proceeds from the ESPP and the exercise of stock options were $25 million in 2009 and $8 million in 2008. These proceeds are included in Other Financing Activities, Net in the Consolidated Statement of Cash Flows.

Prior to the second quarter of 2008, stock repurchased through the share repurchase programs was retired. Beginning in the second quarter of 2008, stock repurchased through the share repurchase programs was held as treasury stock.

On October 1, 2007, the Company entered into a five-year, $300 million unsecured revolving credit facility. This credit facility contains certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. For most borrowings, Teradata would anticipate choosing a floating rate based on the London Interbank Offered Rate ("LIBOR"). If the facility had been fully drawn at December 31, 2009, the spread over the LIBOR would have been 32 basis points (for an interest rate of 0.75%, assuming a 6 month borrowing term) given Teradata's leverage ratio at that date. As of December 31, 2009, the Company had no borrowings outstanding under this revolving credit facility and was in compliance with all covenants.

Management believes current cash and short-term investment resources, cash flows from operations and its $300 million credit facility will be sufficient to satisfy future working capital, research and development activities, capital expenditures, pension contributions, and other financing requirements for the foreseeable future. The Company uses a number of financial instruments to hold its cash, cash equivalents and short-term investments, including bank deposits, money market funds and government treasury instruments.

The Company's ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described elsewhere in this Annual Report. If the Company is unable to generate sufficient cash flows from operations, or otherwise to comply with the terms of its credit facility, the Company may be required to seek additional financing alternatives.

Contractual and Other Commercial Commitments. In the normal course of business, we enter into various contractual obligations that impact, or could impact, our liquidity. The following table and discussion outlines our material obligations at December 31, 2009, with projected cash payments in the periods shown:

In millions	Total Amounts	2010	2011-2012	2013-2014	2015 and Thereafter
Lease obligations	$ 43	$ 15	$ 21	$ 6	$ 1
Purchase obligations	8	3	5	–	–
Total lease and purchase obligations	$ 51	$ 18	$ 26	$ 6	$ 1

Our lease obligations in the above table include Company-only facilities in various domestic and international locations. Purchase obligations are committed purchase orders and other contractual commitments for goods and services, and include contractual payments in relation to service agreements with various vendors for ongoing service parts logistics, payroll and other services.

We also have product warranties and guarantees to third parties, as well as postemployment and international pension obligations that may affect future cash flow. These items are not included in the table of obligations shown above. Product warranties and third-party guarantees are described in detail in "Note 9—Commitments and Contingencies" in Notes to Consolidated Financial Statements. Postemployment and pension obligations are described in detail in "Note 7—Employee Benefit Plans" in Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPE"), which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and assumptions that are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management periodically reviews these estimates and assumptions to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Teradata's senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of Teradata's Board of Directors. For additional information regarding our accounting policies and other disclosures required by GAAP, see "Note 1—Description of Business, Separation, Basis of Presentation and Significant Accounting Policies" in Notes to Consolidated Financial Statements.

Revenue Recognition

Teradata's solution offerings typically include software, software subscriptions, hardware, maintenance support services and other consulting, implementation and installation services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. Our judgment is required in assessing the probability of collection and that fees are fixed or determinable, which is generally based on evaluation of customer-specific information, historical collection experience and economic market conditions. If Teradata cannot conclude that a fee is fixed or determinable at the outset of an arrangement, revenue is deferred until the determination is made that the arrangement fee is fixed or determinable. If market conditions decline, or if the financial condition of our customers deteriorates, we may be unable to determine that collectibility is probable, and we could be required to defer the recognition of revenue until we receive customer payments. Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors and distributors, and value-added resellers (collectively referred to as "resellers"). In assessing whether the sales price to a reseller is fixed or determinable, the Company considers, among other things, past business practices with the reseller, the reseller's operating history, payment terms, return rights and the financial wherewithal of the reseller. When we determine that the contract fee to a reseller is not fixed or determinable, we account for that transaction upon sell-through to the end customer.

Substantially all of Teradata's solutions contain software that is more than incidental to the hardware and services. The typical solution requires no significant production, modification or customization of the software or hardware, and the software is not essential to the functionality of the hardware. For software and software-related elements, Teradata allocates revenue to each software element based upon its fair value as determined by vendor-specific objective evidence ("VSOE") using the residual method as discussed below. VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately. For non-software related elements, fair value is based upon Verifiable Objective Evidence ("VOE"). VOE is based on the price when similar products or services are sold separately by Teradata or other companies. These elements often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware using the residual method described below. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the contract. Revenue for other consulting, implementation and installation services is recognized as services are provided. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements involving multiple deliverables, where the deliverables include software and non-software products and services, Teradata evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; (b) whether there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting based on relative fair values. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Teradata does not typically have VSOE of fair value for its software products. Therefore, in a substantial majority of Teradata arrangements, the residual method is used to allocate arrangement consideration. Under the residual method, the fair value of the undelivered elements is deferred and accounted for under the applicable revenue recognition guidance, and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. If we cannot determine or maintain VSOE for an undelivered element, it could impact the timing of revenues as all or a portion of the revenue from the multiple-element arrangement may need to be deferred.

Revenue recognition for complex contractual arrangements requires a greater degree of judgment, including a review of specific contracts, past experience, creditworthiness of customers, international laws and other factors. We must also apply judgment in determining all elements of the arrangement, and in determining the fair value of each element, considering the price charged for each product, and applicable renewal rates for services. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Capitalized Software

Under GAAP, costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established. Technological feasibility is established when planning, designing and initial coding activities that are necessary to establish the product can be produced to meet its design specifications are complete. In the absence of a detailed program design, a working model is used to establish technological feasibility. Once technological feasibility is established, all development costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The timing of when various research and development projects become technologically feasible or ready for release can cause fluctuation in the amount of research and development costs that are expensed or capitalized in any given period, thus impacting our reported profitability for that period.

Income Taxes

In accounting for income taxes, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized. Teradata's operating results were included in NCR's income tax returns for the period prior to the Separation. The provision for income tax in Teradata's consolidated financial statements prior to the Separation was determined on a separate-return basis.

The Company's intention is to permanently reinvest its foreign earnings outside of the United States. As a result, the effective tax rates in the periods presented after Separation are largely based upon the forecasted pre-tax earnings mix and allocation of certain expenses in various taxing jurisdictions where the Company conducts its business; these jurisdictions apply a broad range of statutory income tax rates. The Company has not provided federal income taxes on earnings of approximately $405 million from its foreign subsidiaries.

We account for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under GAAP, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We record any interest and/or penalties related to uncertain tax positions in the income tax expense line on our Consolidated Statements of Income. In accordance with a tax sharing agreement between NCR and Teradata, NCR is responsible for all taxes reported on any separate or joint return of NCR, which may also include Teradata for periods prior to the Separation. As of December 31, 2009, the Company has recorded $6 million of unrecognized tax benefits, which is included in the "Other liabilities" section of the Company's balance sheet.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. We had $114 million and $151 million of net deferred tax assets, and no material valuation allowances as of December 31, 2009 and 2008, respectively.

Share-based Compensation

We measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of subjective assumptions, including expected volatility and expected term. Further, we estimate forfeitures for options granted which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures including types of awards and historical experience. Actual results and future changes in estimates may differ substantially from our current estimates.

In addition, we have performance-based awards that vest only if specific performance conditions are satisfied. The number of shares that will be earned can vary based on actual performance. No shares will vest if the threshold objectives are not met. In the event the objectives are exceeded additional shares will vest up to a maximum payout. The cost of these awards is expensed over the performance period based upon management's estimate and analysis of the probability of meeting the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

Pension and Postemployment Benefits

We have pension and postemployment benefit costs and credits, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants also use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the measurement of our pension and postemployment benefit obligations, and to the amount of pension and postemployment benefits expense we have recorded or may record. For example, as of December 31, 2009, a one-half percent increase/decrease in the discount rate would change the projected benefit obligation of our pension plans by $2 million, and a one percent increase/decrease in our involuntary turnover assumption would change our postemployment benefit obligation by $19 million.

Prior to the Separation, we accounted for pension and postemployment benefit costs under the multiemployer plan approach.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in "Note 1—Description of Business, Separation, Basis of Presentation and Significant Accounting Policies" in Notes to Consolidated Financial Statements elsewhere in this Annual Report, and we incorporate such discussion by reference.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company employs a foreign currency hedging strategy to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. Foreign currency exposures arise from transactions denominated in a currency other than the Company's functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary currencies to which the Company is exposed include the euro, the British pound, the Japanese yen, the Australian dollar, and other Asian and South American currencies. Exposures are hedged with foreign currency forward contracts with maturity dates of twelve months or less. The potential loss in fair value at December 31, 2009, for such contracts resulting from a hypothetical 10% adverse change in all foreign currency exchange rates is approximately $4 million. This loss would be mitigated by corresponding gains on the underlying exposures. For additional information regarding the Company's foreign currency hedging strategy, see "Note 8— Derivative Instruments and Hedging Activities" in Notes to Consolidated Financial Statements elsewhere in this Annual Report.

REPORTS OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in this Annual Report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include certain amounts based on currently available information and our judgment of current conditions and circumstances.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, is engaged to perform audits of our consolidated financial statements and the effectiveness of the internal control over financial reporting. These audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the board.

The Audit Committee of the Board of Directors, consisting entirely of independent directors who are not employees of Teradata, monitors our accounting, reporting, and internal control structure. Our independent registered public accounting firm, internal auditors, and management have complete and free access to the Audit Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Teradata's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Teradata's internal control over financial reporting as of the end of the period covered by this report. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework*. Based on our assessment and those criteria, management concluded that Teradata's internal control over financial reporting was effective as of December 31, 2009.

Teradata's independent registered public accounting firm has issued their report on the effectiveness of Teradata's internal control over financial reporting, which appears in this Annual Report.



Michael F. Koehler
President and
Chief Executive Officer



Stephen M. Scheppmann
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TERADATA CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of changes in stockholders' equity present fairly, in all material respects, the financial position of Teradata Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Cincinnati, Ohio
February 26, 2010

CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31	2009	2008	2007
In millions, except per share amounts			
Revenue			
Product revenue	**$ 772**	$ 849	$ 884
Service revenue	**937**	913	818
Total revenue	**1,709**	1,762	1,702
Costs and operating expenses			
Cost of products	**269**	302	312
Cost of services	**502**	511	474
Selling, general and administrative expenses	**483**	508	470
Research and development expenses	**117**	108	126
Total costs and operating expenses	**1,371**	1,429	1,382
Income from operations	**338**	333	320
Other (expense) income, net	**(4)**	5	2
Income before income taxes	**334**	338	322
Income tax expense	**80**	88	122
Net income	**$ 254**	$ 250	$ 200
Net income per common share			
Basic	**$ 1.48**	$ 1.40	$ 1.11
Diluted	**$ 1.46**	$ 1.39	$ 1.10
Weighted average common shares outstanding			
Basic	**171.9**	178.1	180.8
Diluted	**173.9**	179.8	181.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

At December 31	2009	2008
In millions, except per share amounts		
Assets		
Current Assets		
Cash and cash equivalents	$ 661	$ 402
Short-term investments	–	40
Accounts receivable, net	387	451
Inventories	47	44
Other current assets	57	78
Total current assets	1,152	1,015
Property and equipment, net	95	88
Capitalized software, net	102	80
Goodwill	109	110
Deferred income taxes	84	109
Other assets	27	28
Total assets	$1,569	$ 1,430
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 102	$ 99
Payroll and benefits liabilities	109	83
Deferred revenue	256	255
Other current liabilities	76	103
Total current liabilities	543	540
Pension and other postemployment plan liabilities	83	83
Other liabilities	33	30
Total liabilities	659	653
Commitments and contingencies (Note 9)		
Stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding at December 31, 2009 and 2008, respectively	–	–
Common stock: par value $0.01 per share, 500.0 shares authorized, 182.6 and 180.5 shares issued at December 31, 2009 and 2008, respectively	2	2
Paid-in capital	622	572
Treasury stock: 13.9 and 6.9 shares at December 31, 2009 and 2008, respectively	(311)	(137)
Retained earnings	583	329
Accumulated other comprehensive income	14	11
Total stockholders' equity	910	777
Total liabilities and stockholders' equity	$1,569	$ 1,430

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31	2009	2008	2007
In millions			
Operating activities			
Net income	$ 254	$ 250	$ 200
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	63	60	68
Stock-based compensation expense	23	21	17
Excess tax benefit from stock-based compensation	(5)	(1)	(1)
Deferred income taxes	41	38	80
Impairment of equity investment	5	3	–
Changes in assets and liabilities:			
Receivables	60	73	(128)
Inventories	(2)	7	(12)
Current payables and accrued expenses	15	(7)	75
Deferred revenue	(4)	13	52
Other assets and liabilities	5	(17)	36
Net cash provided by operating activities	455	440	387
Investing activities			
Purchases of short-term investments	(25)	(90)	–
Proceeds from sales and maturities of short-term investments	65	50	–
Expenditures for property and equipment	(29)	(19)	(50)
Additions to capitalized software	(59)	(52)	(45)
Other investing activities and business acquisitions, net	(9)	(25)	(9)
Net cash used in investing activities	(57)	(136)	(104)
Financing activities			
Repurchases of Company common stock	(174)	(176)	–
Cash contributions from former parent	–	–	200
Transfer to former parent, net	–	–	(216)
Excess tax benefit from stock-based compensation	5	1	1
Other financing activities, net	25	8	1
Net cash used in financing activities	(144)	(167)	(14)
Effect of exchange rate changes on cash and cash equivalents	5	(5)	1
Increase in cash and cash equivalents	259	132	270
Cash and cash equivalents at beginning of year	402	270	–
Cash and cash equivalents at end of year	$ 661	$ 402	$ 270
Supplemental data			
Cash paid during the year for:			
Income taxes	$ 44	$ 33	$ 1
Interest	$ –	$ 1	$ –

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock				Accumulated Other	Parent		Comprehensive
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Company Investment	Total	Income for the Year Ended
In millions										
December 31, 2006	–	$ –	–	$ –	$ –	$ –	$ 18	$ 573	$ 591	
Employee stock compensation allocated from NCR								11	11	
Net income						79		121	200	$ 200
Net transfers to parent								(259)	(259)	
Contribution of net assets to Teradata Corporation and issuance of shares to parent (Note 1)	181	2			548		(30)	(446)	74	
Employee stock compensation plans					6				6	
Income tax benefit from stock compensation plans					1				1	
Currency translation adjustment							7		7	7
December 31, 2007	**181**	**$ 2**	**–**	**$ –**	**$ 555**	**$ 79**	**$ (5)**	**$ –**	**$ 631**	**$ 207**
Net income						250			250	$ 250
Adjustments to net assets contributed from NCR (Note 1)					25		2		27	
Employee stock compensation plans	1				21				21	
Proceeds from employee stock purchase program and option exercises	1				8				8	
Repurchase of Company common stock, retired	(2)				(38)				(38)	
Income tax benefit from stock compensation plans					1				1	
Purchases of treasury stock, not retired			(7)	(137)					(137)	
Pension and postemployment benefit plans, net of tax							10		10	10
Currency translation adjustment							4		4	4
December 31, 2008	**181**	**$ 2**	**(7)**	**$ (137)**	**$ 572**	**$329**	**$ 11**	**$ –**	**$ 777**	**$ 264**
Net income						254			254	$ 254
Employee stock compensation plans	2				39				39	
Proceeds from employee stock purchase program and option exercises	–				6				6	
Income tax benefit from stock compensation plans					5				5	
Purchases of treasury stock, not retired			(7)	(174)					(174)	
Pension and postemployment benefit plans, net of tax							(2)		(2)	(2)
Currency translation adjustment							5		5	5
December 31, 2009	**183**	**$ 2**	**(14)**	**$ (311)**	**$ 622**	**$583**	**$ 14**	**$ –**	**$ 910**	**$ 257**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Description of the Business. Teradata Corporation ("Teradata" or "the Company") provides data warehousing solutions for customers worldwide that combine software (including the Teradata database and tools, data mining and analytical applications), hardware and related consulting and support services.

The Separation. On August 27, 2007, the Board of Directors of NCR Corporation ("NCR"), the Company's former parent, approved the separation of NCR into two independent, publicly traded companies through the distribution of 100% of its Teradata data warehousing business to shareholders of NCR (the "Separation").

To effect the Separation, Teradata Corporation, a Delaware corporation, was formed on March 27, 2007, as a wholly-owned subsidiary of NCR. Immediately prior to the Separation, the assets and liabilities of the Teradata data warehousing business of NCR were transferred to Teradata Corporation in return for 180.7 million shares of Teradata Corporation common shares. NCR accomplished the Separation through a distribution of one share of Teradata Corporation common stock for each share of NCR common stock on September 30, 2007, to NCR shareholders of record as of September 14, 2007.

Significant Non-Cash Financing and Investing Activities. In connection with the Separation, the Company executed the following non-cash transactions:

- NCR distributed 180.7 million shares of Teradata common stock to holders of NCR common stock;
- NCR's historical net investment in Teradata, $446 million immediately prior to the Separation, was reclassified to additional paid-in capital;
- NCR transferred to the Company certain postemployment liabilities and international pension assets and liabilities totaling $91 million, of which $30 million, net of tax, was recorded in accumulated other comprehensive income (loss);
- Reduced deferred tax assets by $82 million for net operating losses and other tax attributes retained by NCR, and increased net deferred tax assets and liabilities by $20 million for changes in tax bases of certain assets and liabilities resulting from the Separation, including the assumed pension and postemployment net obligations; and
- Reduced income tax accruals by $19 million as such liabilities were retained by NCR in accordance with the Tax Sharing Agreement between NCR and the Company.

The assets and liabilities transferred to the Company from NCR at September 30, 2007, also included $196 million in cash and a $4 million receivable, which was collected from NCR in October 2007.

In addition to the above transfers, during the year ended December 31, 2008, the Company recorded Separation-related adjustments of $25 million and $2 million to additional paid-in capital and other comprehensive income, respectively. These adjustments were primarily made to reflect certain deferred tax assets that were not initially recorded at the Separation. These adjustments had no impact on net income or cash flows for any periods presented.

Basis of Presentation. The financial statements for periods ending on or after the Separation are presented on a consolidated basis and include the accounts of the Company and its wholly-owned subsidiaries in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statements for the periods presented prior to the Separation include the assets, liabilities, operating results and cash flows of the Teradata data warehousing business of NCR. The assets and liabilities presented have been reflected on a historical basis, as prior to the Separation such assets and liabilities were 100% owned by NCR. Changes in parent company equity represents NCR's net investment in Teradata, prior to the Separation, after giving effect to the net income of Teradata and net cash transfers to and from NCR.

Prior to the Separation, the historical financial statements include allocations of certain NCR corporate expenses, including treasury, accounting, tax, legal, internal audit, human resources, severance, pension, public and investor relations, general management, real estate, shared information technology ("IT") systems, procurement and other statutory functions such as board of directors and other centrally managed employee benefit arrangements that benefit the Teradata business. These costs include the cost of salaries, benefits (including stock-based compensation) and other related costs. The Company was allocated $96 million in 2007 (prior to the Separation) of general corporate overhead expenses incurred by NCR.

Management believes that the assumptions and methodologies underlying the allocation of general corporate overhead expenses from NCR were reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the financial information for periods prior to the Separation may not necessarily reflect the results of operations and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented. Refer to Note 4 for further information regarding allocated expenses.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. On an ongoing basis, management evaluates these estimates and judgments, including those related to allowances for doubtful accounts, the valuation of inventory to net realizable value, share-based compensation and income taxes and any changes will be accounted for on a prospective basis. Actual results could differ from those estimates.

Revenue Recognition. Teradata's solution offerings typically include software, software subscriptions, hardware, maintenance support services, and other consulting, implementation and installation-related ("consulting") services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors and distributors, and value-added resellers (collectively referred to as "resellers"). In assessing whether the sales price to a reseller is fixed or determinable, the Company considers, among other things, past business practices with the reseller, the reseller's operating history, payment terms, return rights and the financial wherewithal of the reseller. When Teradata determines that the contract fee to a reseller is not fixed or determinable, that transaction is accounted for upon sell-through to the end customer.

Substantially all of Teradata's solutions contain software that is more than incidental to the hardware and services. The typical solution requires no significant production, modification or customization of the software or hardware, and the software is not essential to the functionality of the hardware. Therefore, hardware and related services are considered non-software deliverables. For software and software-related deliverables, Teradata allocates revenue to each software deliverable based upon its fair value as determined by vendor-specific objective evidence ("VSOE") using the residual method as discussed below. VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately. For non-software related deliverables, fair value is based upon Verifiable Objective Evidence ("VOE"). VOE is based on the price when similar products or services are sold separately by Teradata or other companies. These elements often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware using the residual method described below. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the contract. Revenue for other consulting, implementation and installation services is recognized as services are provided. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements involving multiple deliverables, where the deliverables include software and non-software products and services, Teradata evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; (b) whether there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting based on relative fair values. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Teradata does not typically have VSOE of fair value for software products. Therefore, in a substantial majority of Teradata arrangements, the residual method is used to allocate arrangement consideration. Under the residual method, the fair value of the undelivered elements is deferred and accounted for under the applicable revenue recognition guidance, and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Teradata uses the stated renewal rate approach in establishing VSOE of fair value for maintenance and subscriptions. Under this approach, the Company assesses whether the contractually stated renewal rates are substantive and in line with the Company's normal pricing practices. Renewal rates greater than the lower level of our targeted pricing ranges are considered to be substantive and, therefore, meet the requirements to support VSOE.

In instances where there is not a substantive renewal rate in the arrangement, the Company reallocates revenue from the delivered elements to increase the allocation of revenue for undelivered elements to the minimum established pricing targets as supported by the renewal rates for similar customers.

Teradata also offers consulting and installation-related services to its customers, which are considered software-related. These services are rarely considered essential to the functionality of the EDW solution deliverable and there is never any software customization of the proprietary database software. VSOE of fair value for consulting services is based on the average hourly rate for standalone consulting services projects by geographic region and are indicative of our customary pricing practices. Pricing in each market is structured to obtain a reasonable margin based on input costs.

Shipping and Handling. Product shipping and handling costs are included in cost of products in the Consolidated Statements of Income.

Cash and Cash Equivalents. All short-term, highly-liquid investments having original maturities of three months or less are considered to be cash equivalents.

Short Term Investments. Teradata's short-term investments consist of bank time deposits with original maturities between three months and one year.

Allowance for Doubtful Accounts. Teradata establishes provisions for doubtful accounts using both percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories. Inventories are stated at the lower of cost or market, using the average cost method.

Long-Lived Assets

Property and Equipment. Property and equipment, leasehold improvements and rental equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Equipment is depreciated over 3 to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter.

Capitalized Software. Direct development costs associated with internal-use software are capitalized and amortized over the estimated useful lives of the resulting software. The costs are capitalized when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Teradata typically amortizes capitalized internal-use software on a straight-line basis over three years beginning when the asset is substantially ready for use.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. Technological feasibility is established when planning, designing and initial coding activities that are necessary to establish the product can be produced to meet its design specifications. In the absence of a program design, a working model is used to establish technological feasibility. These costs are included within capitalized software and are amortized over the estimated useful lives of the resulting software. The Company typically amortizes capitalized software over a period up to three years using the greater of the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product beginning when the product is available for general release. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility and after general release are expensed as incurred. The following table identifies the activity relating to capitalized software:

	Internal-use Software			External-use Software		
	2009	2008	2007	**2009**	2008	2007
In millions						
Beginning balance at January 1	**$ 11**	$ 12	$ 8	**$ 69**	$ 49	$ 51
Capitalized	**5**	4	8	**54**	48	37
Amortization	**(4)**	(5)	(4)	**(33)**	(28)	(39)
Ending balance at December 31	**$ 12**	$ 11	$ 12	**$ 90**	$ 69	$ 49

Valuation of Long-Lived Assets. Long-lived assets such as property and equipment and capitalized software are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment annually or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company did not recognize any goodwill impairment charges in 2009, 2008 or 2007.

Warranty. Provisions for product warranties are recorded in the period in which the related revenue is recognized. The Company accrues warranty reserves using percentages of revenue to reflect the Company's historical average warranty claims.

Research and Development Costs. Research and development costs are expensed as incurred (with the exception of the capitalized software development costs discussed above). Research and development costs primarily include payroll and headcount-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support.

Pension, Postretirement and Postemployment Benefits. Prior to the Separation, Teradata employees were eligible to participate in pension, postretirement and postemployment benefit plans sponsored by NCR in many of the countries where the Company does business. Prior to the Separation, the Company accounted for its pension and postemployment benefit costs under the multiemployer plan approach, and recognized the pension and postemployment costs allocated to it by NCR. The pension and postemployment benefits costs were allocated to Teradata based on the projected benefit obligation associated with Teradata-specific employees and other NCR employees who provided support services to Teradata. In conjunction with the Separation, certain of NCR's pension and postemployment benefit obligations and plan assets relating to the Teradata business were assumed by/transferred to the Company.

The Company accounts for its pension and postemployment benefit obligations using actuarial models. The measurement of plan obligations was made as of December 31, 2009. Liabilities are computed using the projected unit credit method. The objective under this method is to expense each participant's benefits under the plan as they accrue, taking into consideration salary increases and the plan's benefit allocation formula. Thus, the total pension or postemployment benefit to which each participant is expected to become entitled is broken down into units, each associated with a year of past or future credited service.

The Company recognizes the funded status of its pension and postemployment plan obligations in its consolidated balance sheet and records in other comprehensive income certain gains and losses that arise during the period, but are deferred under pension accounting rules.

Foreign Currency. Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average exchange rates prevailing during the period. Adjustments arising from the translation are included in accumulated other comprehensive income (loss), a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in determining net income.

Income Taxes. For the period prior to the Separation, Teradata's operating results were included in NCR's consolidated U.S. and state income tax returns and in tax returns of certain NCR foreign subsidiaries. The provision for income taxes in these financial statements was determined on a separate-return basis. Deferred tax assets and liabilities were recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

For the periods after the Separation, income tax expense is provided based on income before income taxes in the various jurisdictions in which the Company conducts its business. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. We recognize tax benefits from uncertain tax positions only if it is more likely than not the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Share-based Compensation. For the period prior to the Separation, share-based compensation represented the costs related to NCR share-based awards granted to employees of Teradata.

Share-based payments to employees, including grants of stock options, are recognized in the financial statements based on their fair value. The fair value of each stock option award on the grant date is estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield, expected stock price volatility, weighted-average risk-free interest rate and weighted average expected term of the options. In connection with the Separation, NCR share-based awards held by Teradata employees were converted to equivalent share-based awards of Teradata Corporation based on the ratio of the Company's fair market value to NCR and Teradata's combined fair market value at the time of the Separation. The conversion was accounted for as a modification under the provisions of the share-based payment guidance, and resulted in no increase in the fair value of the awards. For the periods following the Separation, share-based compensation represents the costs related to Teradata share-based awards.

The Company's expected volatility assumption used in the Black-Scholes option-pricing model is based on peer group volatility. The expected term assumption is based on the simplified method under GAAP, which is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate used in the Black-Scholes model is based on the implied yield curve available on U.S. Treasury zero-coupon issues at the date of grant with a remaining term equal to the Company's expected term assumption. The Company has never declared or paid a cash dividend.

Treasury Stock. Prior to the second quarter of 2008, stock repurchased through the share repurchase programs was retired. Beginning in the second quarter of 2008, stock repurchased through the share repurchase programs was held as treasury stock. Treasury stock is accounted for using the cost method.

Earnings Per Share. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic earnings per share, except that the weighted-average number of shares outstanding includes the dilution from potential shares added from stock options, restricted stock awards and other stock awards. For periods prior to the Separation, basic and diluted earnings per share were the same, as no potentially dilutive securities (stock options, restricted shares, etc.) of the Company were outstanding. Refer to Note 6 for share information on the Company's stock compensation plans.

The components of basic and diluted earnings per share are as follows:

For the year ended December 31 *In millions, except earnings per share*	**2009**	2008	2007
Net income available for common stockholders	**$ 254**	$ 250	$ 200
Weighted average outstanding shares of common stock	**171.9**	178.1	180.8
Dilutive effect of employee stock options and restricted stock	**2.0**	1.7	0.5
Common stock and common stock equivalents	**173.9**	179.8	181.3
Earnings per share:			
Basic	**$ 1.48**	$ 1.40	$ 1.11
Diluted	**$ 1.46**	$ 1.39	$ 1.10

Options to purchase 1.8 million shares for 2009, 1.7 million shares of common stock for 2008 and 0.2 million shares of common stock for 2007 were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting Standards Codification. The Accounting Standards Codification ("ASC") has become the source of authoritative accounting principles recognized by the Financial Accounting Standards Board ("FASB") to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC has superseded all accounting standards not issued by the SEC. The ASC only changes the referencing of financial accounting standards and does not change or alter existing GAAP.

Revenue Recognition. In October 2009, the FASB issued an update regarding revenue arrangements with multiple deliverables. This update provides principles for allocation of consideration among its multiple-elements, allowing more alternatives in identifying and accounting for separate deliverables under an arrangement. The guidance will eliminate the residual method of allocation and introduces the relative selling price method for valuing the elements of a bundled arrangement if VSOE or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This guidance is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company is currently evaluating the impact of adopting this standard.

Software Revenue Recognition. In October 2009, the FASB issued an update dealing with revenue arrangements that include software elements. The amendments change the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue guidance. In addition, the amendments in this update provide additional guidance on how to determine which software, if any, relating to the tangible product also would be excluded from the scope of existing software revenue guidance. The amendments in this update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and early application is permitted. The Company is currently evaluating the impact of adopting this standard.

Subsequent Events. In May 2009, the FASB issued an update related to subsequent events. This new guidance modifies the definition of what qualifies as a subsequent event—those events or transactions that occur following the balance sheet date, but before the financial statements are issued, or are available to be issued—and requires companies to disclose the date through which it has evaluated subsequent events and the basis for determining that date. The Company adopted the new guidance for the quarter ended June 30, 2009. The adoption of this new standard did not have a material impact on the Company's Financial Statements.

Transfers of Financial Assets. In June 2009, the FASB issued an update related to accounting for transfers of financial assets. This update will require entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk with respect to the assets. The new guidance is effective for fiscal years beginning after November 15, 2009. As the Company is not engaged in the sale of securitized financial assets, the adoption of this standard is not expected to have a material effect on the Company's Financial Statements.

Variable Interest Entities. In June 2009, the FASB issued an update dealing with variable interest entities. This new guidance seeks to improve financial reporting by companies involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This update is effective for fiscal years beginning after November 15, 2009. As the Company is not involved in any variable interest entities, the adoption of this new standard is not expected to have a material impact on the Company's Financial Statements.

Benefit Plan Assets. In December 2008, the FASB issued a new pronouncement on employers' disclosures about postretirement benefit plan assets. This new pronouncement provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan and is effective for fiscal years ending after December 15, 2009. The adoption of this standard did not have a material impact on the Company's Financial Statements.

Impairments of Investments in Debt Securities. In April 2009, the FASB issued an update related to the recognition and presentation of other-than-temporary impairments. This update provides guidance on the recognition of other-than-temporary impairments of investments in debt securities and provides new presentation and disclosure requirements for other-than-temporary impairments of investments in debt and equity securities. This guidance is effective for all interim and annual periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company's Financial Statements.

Fair Value. In April 2009, the FASB issued an update dealing with determining fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly. This update, which is effective for interim and annual reporting periods ending after June 15, 2009, provides additional guidance for determining fair value and requires new disclosures regarding the categories of fair value instruments, as well as the inputs and valuation techniques utilized to determine fair value and any changes to the inputs and valuation techniques during the period. The adoption of this standard did not have a material effect on the Company's Financial Statements.

NOTE 2 Supplemental Financial Information

At December 31 *In millions*	2009	2008
Accounts receivable		
Trade	$ 392	$ 449
Other	4	13
Accounts receivable, gross	396	462
Less: allowance for doubtful accounts	(9)	(11)
Total accounts receivable, net	$ 387	$ 451
Inventories		
Finished goods	$ 27	$ 22
Service parts	20	22
Total inventories	$ 47	$ 44
Other current assets		
Current deferred tax assets	$ 30	$ 42
Other	27	36
Total other current assets	$ 57	$ 78
Property and equipment		
Land and improvements	$ 8	$ 8
Buildings and improvements	64	62
Machinery and other equipment	192	179
Property and equipment, gross	264	249
Less: accumulated depreciation	(169)	(161)
Total property and equipment, net	$ 95	$ 88
Other current liabilities		
Income tax payable	$ 9	$ 23
Sales and value-added taxes	17	27
Other	50	53
Total other current liabilities	$ 76	$ 103
Accumulated other comprehensive income, net of tax		
Currency translation adjustments	$ 34	$ 29
Actuarial losses and prior service costs on employee benefit plans	(20)	(18)
Total accumulated other comprehensive income	$ 14	$ 11

NOTE 3 Goodwill

The following table identifies the activity relating to goodwill by operating segment:

In millions	Balance December 31, 2008	Additions	Currency Translation Adjustments	Balance December 31, 2009
Goodwill				
Americas	$ 71	$ –	$ –	$ 71
EMEA	10	–	–	10
APJ	29	–	(1)	28
Total goodwill	$ 110	$ –	$ (1)	$ 109

In the fourth quarter of 2009, the Company performed its annual test of goodwill impairment. No goodwill impairment losses were realized.

NOTE 4 Transactions with NCR

Teradata's costs and expenses for periods prior to the Separation include allocations from NCR for, among other things, centralized treasury, tax, accounting, legal, internal audit, human resources, severance, pension, public and investor relations, general management, real estate, shared IT systems, procurement and other statutory functions such as board of directors and centrally managed benefit arrangements. These allocations were determined on a basis that NCR and Teradata considered to be a reasonable reflection of the utilization of services provided to or the benefits received by Teradata. The allocations are based on methods that include such drivers as revenue, headcount, square footage, transaction processing costs and others considered as a reasonable method in relation to the costs being allocated. Allocated costs included in the statements of income were as follows (allocated costs in 2007 include only the nine months ended September 30, 2007):

In millions	2007
Cost of products and services	$ 27
Selling, general and administrative expenses	63
Research and development expenses	6
Total allocated operating expenses	$ 96

In connection with the Separation, NCR and the Company entered into an Interim Services and Systems Replication Agreement, which provides for the provision of certain transitional services by the Company and its subsidiaries to NCR and its subsidiaries, and vice versa. The services include the provision of administrative and other services identified by the parties. The Interim Services and Systems Replication Agreement term ended in 2009. The pricing was based on actual costs incurred by the party rendering the services plus a fixed percentage.

NCR and the Company also entered into certain other agreements, including the Separation and Distribution Agreement, the Tax Sharing Agreement, the Employee Benefits Agreement and several commercial agreements. The commercial agreements include a network support agreement, service and distributor arrangements, intellectual property agreements, a service parts distribution agreement and various real estate arrangements.

NOTE 5 Income Taxes

For the years ended December 31, income before income taxes consisted of the following:

In millions	**2009**	2008	2007
Income before income taxes			
United States	**$ 179**	$ 190	$ 198
Foreign	**155**	148	124
Total income before income taxes	**$ 334**	$ 338	$ 322

For the years ended December 31, income tax expense consisted of the following:

In millions	**2009**	2008	2007
Income tax expense			
Current			
Federal	**$ 24**	$ 8	$ 30
State and local	**4**	5	5
Foreign	**11**	37	7
Deferred			
Federal	**30**	60	40
State and local	**4**	5	6
Foreign	**7**	(27)	34
Total income tax expense	**$ 80**	$ 88	$ 122

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

	2009	2008	2007
Income tax expense at the U.S. federal tax rate of 35%	**35.0%**	35.0%	35.0%
Foreign income tax differential	**(11.0%)**	(12.5%)	(6.8%)
State and local income taxes	**1.0%**	2.0%	2.8%
U.S. permanent book/tax differences	**(0.5%)**	0.5%	1.6%
Rate change	**0.0%**	0.0%	3.1%
Other, net	**(0.5%)**	1.0%	2.2%
Total income tax expense	**24.0%**	26.0%	37.9%

The tax rate for the year ended December 31, 2009 included a net tax benefit of a recurring state and local income tax credit that was not recognized in the 2008 income tax rate. The tax rate for the year ended December 31, 2008 included a $3 million charge to reflect a change in estimate identified in conjunction with filing the Company's 2007 U.S. federal tax return. The provision for income taxes for the periods after the Separation is based on the pre-tax earnings mix by jurisdiction of Teradata and its subsidiaries under the Company's current structure.

For the period prior to the Separation, while the Company was operated as part of NCR, Teradata's provision for income taxes in certain tax jurisdictions reflected only a portion of the tax benefits related to certain foreign operations' tax net operating losses due to the uncertainty of the ultimate realization of future benefits from those losses under NCR's tax structure. The tax rate for the year ended December 31, 2007 included a $10 million charge relating to a tax rate change in Germany. In addition to the discrete item described above, the effective tax rate for the year ended December 31, 2007 included a $7 million net adjustment to increase tax expense to correct prior period errors in the calculation of the income tax provision related to intercompany profit elimination. As the impact of this error was not material to any prior periods or to the full-year 2007 financial statements, it was recorded in the second quarter of 2007.

Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows:

In millions	2009	2008
Deferred income tax assets		
Employee pensions and other liabilities	**$ 40**	$ 35
Other balance sheet reserves and allowances	**22**	14
Deferred revenue	**5**	20
Tax loss and credit carryforwards	**19**	6
Capitalized research and development	**66**	94
Goodwill	**3**	9
Property and equipment	**–**	3
Total deferred income tax assets	**155**	181
Deferred income tax liabilities		
Capitalized software	**35**	27
Other	**6**	3
Total deferred income tax liabilities	**41**	30
Total net deferred income tax assets	**$ 114**	$ 151

As of December 31, 2009, Teradata had net operating loss carryforwards in the United States and certain foreign jurisdictions of approximately $8 million (tax effected), which begin to expire in 2012. In addition, Teradata has U.S. foreign tax credit carryforwards of $5 million, which will begin expiring in 2017, and California Research and Development Tax Credit carryforwards of $6 million, with an indefinite carryover period.

The Company's intention is to permanently reinvest its foreign earnings outside of the United States. As a result, the effective tax rates in the periods presented are largely based upon the forecasted pre-tax earnings mix and allocation of certain expenses in various taxing jurisdictions where the Company conducts its business; these jurisdictions apply a broad range of statutory income tax rates. At December 31, 2009 the Company had not provided federal income taxes on earnings of approximately $405 million from its foreign subsidiaries. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and potential withholding taxes in various international jurisdictions. The U.S. taxes would potentially be partially offset by U.S. foreign tax credits. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with this hypothetical calculation.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company reflects any interest and penalties recorded in connection with its uncertain tax positions as a component of income tax expense. In accordance with the Tax Sharing Agreement between NCR and Teradata, NCR is responsible for all taxes reported on any separate or joint return of NCR which may also include Teradata for periods prior to the Separation. Accordingly, no liability for uncertain tax positions is reflected in the financial statements of the Company for periods prior to the Separation.

At the end of 2009, the Company's tax liability related to uncertain tax positions totaled approximately $6 million and is reflected in the "Other liabilities" section of the Company's balance sheet as a non-current liability. The entire balance would cause a decrease in the effective income tax rate upon recognition. Teradata currently anticipates that the total amount of unrecognized tax benefits will increase within the next twelve months for various tax positions the Company intends to take related to its 2010 taxable period. Teradata has recorded less than $1 million of interest accruals related to its uncertain tax liabilities as of December 31, 2009.

Below is a roll forward of the Company's liability related to uncertain tax positions at December 31:

In millions	**2009**	2008
Balance at January 1, 2009	$ 1	$ –
Gross increases for prior period tax positions	2	1
Gross increases for current period tax positions	3	–
Balance at December 31, 2009	$ 6	$ 1

On February 25, 2010, Teradata received formal notification from Inland Revenue in the United Kingdom ("U.K.") of its acceptance of an allocation of Net Operating Loss carryforwards ("NOLs") from NCR to Teradata in connection with the settlement of a tax audit between NCR and Inland Revenue for the pre-Separation period. As a result of this settlement, Teradata received approximately $6 million (tax effected) of NOLs in the U.K, which have no expiration date. The tax benefit of these NOLs has not previously been recognized in the Company's financial statements as they did not meet the criteria for recognition as an uncertain tax position until such time the audit was settled. Accordingly, the Company will record the tax benefit as a discrete item in its interim financial statements for the three months ending March 31, 2010. The tax benefit was considered in the Company's estimated range of its full-year effective tax rate for 2010.

The Company and its subsidiaries file income tax returns in the U.S. federal and various state jurisdictions, as well as numerous foreign jurisdictions. As of December 31, 2009, the Company has not been subject to any U.S. federal, state or local income tax examinations by taxing authorities for tax years subsequent to the Separation, and has not received notices of any planned or proposed income tax audits. The Company has been or is in the process of being examined in a limited number of foreign jurisdictions; material adjustments were neither made nor are anticipated in any of these examinations.

NOTE 6 Employee Share-based Compensation Plans

The Company recorded stock-based compensation expense for the years ended December 31 as follows:

In millions	**2009**	2008	2007
Stock options	$ 11	$ 8	$ 6
Restricted stock	12	13	11
Total stock-based compensation (pre-tax)	23	21	17
Tax benefit	(9)	(7)	(6)
Total stock-based compensation, net of tax	$ 14	$ 14	$ 11

For the periods prior to the Separation, share-based compensation represents the costs related to NCR share-based awards granted to employees of Teradata. In connection with the Separation on September 30, 2007, NCR share-based awards held by approximately 400 Teradata employees were converted to equivalent share-based awards of Teradata Corporation based on the ratio of the Company's fair market value to NCR and Teradata's combined fair market value at the time of the Separation. The conversion was accounted for as a modification under GAAP, and resulted in no increase in the fair value of the awards. As of December 31, 2009, the Company's primary types of share-based compensation were stock options, restricted stock and restricted stock units.

Stock Options

Prior to the Separation, all stock options granted to NCR employees engaged in Teradata's business were granted under the NCR Stock Incentive Plan ("NCR SIP"). The NCR SIP provided for the grant of several different forms of stock-based compensation, including stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee of NCR's Board of Directors had discretion to determine the material terms and conditions of option awards under the NCR SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (as defined in the NCR SIP or otherwise determined by the NCR Compensation and Human Resource Committee) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year.

The Teradata Corporation 2007 Stock Incentive Plan (the "Teradata SIP") was adopted by Teradata's Board of Directors on September 6, 2007, after having been approved by NCR International, Inc., as sole stockholder of Teradata, on August 14, 2007. The Teradata SIP, as amended, was adopted by stockholders at the Company's 2009 Annual Meeting of Stockholders, on April 28, 2009. Stock options granted under the Teradata SIP also have terms of no longer than 10 years, and exercise prices not less than the fair market value of Teradata common stock on the date of grant. Grants generally have a four-year vesting period. A total of 20 million shares were authorized to be issued under the Teradata SIP. New shares of the Company's common stock are issued as a result of the vesting of restricted stock and restricted stock units as well as stock option exercises.

For the years ended December 31, 2009, 2008 and 2007, the weighted-average fair value of options granted for Teradata awards was $10.22, $5.08 and $12.99, respectively. For the year ended December 31, 2007, the weighted-average fair value of NCR options granted was $17.03. The fair value of each option award on the grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Teradata			NCR
	2009	2008	2007	2007
Dividend yield	**–**	–	–	–
Risk-free interest rate	**2.36%**	1.90%	4.30%	4.52%
Expected volatility	**31.2%**	33.3%	39.7%	32.5%
Expected term (years)	**6.3**	6.3	6.3	5.0

Prior to the Separation, expected volatility incorporated a blend of both historical volatility of NCR's stock over a period equal to the expected term of the options and implied volatility from traded options on NCR's stock, as NCR management believed this was more representative of prospective trends. NCR used historical data to estimate option exercise and employee termination within the valuation model. Subsequent to the Separation, the expected volatility assumption was based on peer group volatility, and the expected term assumption is determined using the simplified method under GAAP, which is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate for periods within the contractual life of the option is based on the five-year U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes the Company's stock option activity for the year ended December 31, 2009:

Shares in thousands	Shares Under Option	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2009	9,591	$ 15.46	7.1	$ 18
Granted	1,402	$ 28.68		
Exercised	(1,534)	$ 12.16		
Canceled	(59)	$ 14.07		
Forfeited	(61)	$ 17.11		
Outstanding at December 31, 2009	9,339	$ 17.98	7.3	$ 126
Fully vested and expected to vest at December 31, 2009	9,271	$ 17.97	7.3	$ 125
Exercisable at December 31, 2009	4,355	$ 15.93	5.4	$ 68

The total intrinsic value of options exercised was $22 million in 2009, $4 million in 2008 and $9 million in 2007. Cash received by the Company from option exercises under all share-based payment arrangements was $19 million in 2009, $4 million in 2008 and $1 million in 2007 (following the Separation). The tax benefit realized from these exercises was $6 million in 2009, $1 million in 2008 and $1 million in 2007. As of December 31, 2009, there was $32 million of total unrecognized compensation cost related to unvested stock option grants. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock and Restricted Stock Units

Prior to the Separation, all restricted stock and restricted stock unit awards granted to NCR employees engaged in Teradata's business were granted under the NCR SIP. The NCR SIP provided for the issuance of restricted stock, as well as restricted stock units. For performance-based awards, performance goals were established by NCR's Compensation and Human Resource Committee for each respective performance period. Any grant of restricted stock or restricted stock units was subject to a vesting period of at least three years, except that a one-year term of service may be required if vesting is conditioned upon achievement of performance goals.

The Teradata SIP provides for the issuance of restricted stock, as well as restricted stock units. Grants under the Teradata SIP consist of both service-based and performance-based awards. Service-based awards typically vest over a three- to four-year period beginning on the effective date of grant. These grants are not subject to future performance measures. The cost of these awards, determined to be the fair market value at the date of grant, is expensed ratably over the vesting period. For substantially all restricted stock grants, at the date of grant, the recipient has all rights of a stockholder, subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder and is subject to restrictions on transferability and risk of forfeiture. For both restricted stock grants and restricted stock units, any potential dividend rights would be subject to the same vesting requirements as the underlying equity award. As a result, such rights are considered a contingent transfer of value and consequently these equity awards are not considered participating securities. Performance-based grants are subject to future performance measurements over a one- to three-year period. All performance-based shares will become vested at the end of the performance and/or service period provided the employee is continuously employed by the Company and applicable performance measures are met. The fair value of each performance-based award is determined on the grant date, based on the Company's stock price, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon management's assessment of the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final achievement of performance metrics to the specified targets.

The following table reports restricted stock and restricted stock unit activity during the year ended December 31, 2009:

Shares in thousands	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested shares at January 1, 2009	1,153	$ 24.11
Granted	346	$ 27.24
Vested and distributed	(133)	$ 22.57
Forfeited/canceled	(36)	$ 21.95
Unvested shares at December 31, 2009	1,330	$ 25.24

The total intrinsic value of shares vested and distributed was $3 million in 2009, $12 million in 2008 and $7 million in 2007. As of December 31, 2009, there was $14 million of unrecognized compensation cost related to unvested restricted stock grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.4 years.

The following table represents the composition of Teradata restricted stock grants in 2009:

Shares in thousands	Number of Shares	Weighted-Average Grant Date Fair Value
Service-based shares	346	$ 27.24
Performance-based shares	–	$ –
Total stock grants	346	$ 27.24

Other Share-based Plans

The Company's employee stock purchase program ("ESPP") became effective on October 1, 2007. The plan provides eligible employees of Teradata and its designated subsidiaries an opportunity to purchase the Company's common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. The ESPP discount is 5% of the average market price. As a result, this plan is considered non-compensatory under GAAP. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. A total of 4 million shares were authorized to be issued under the ESPP, with approximately 3.4 million shares remaining under that authorization at December 31, 2009. The shares of Teradata Common Stock purchased by a participant on an exercise date (the last day of each month) shall, for all purposes, be deemed to have been issued and sold at the close of business on such exercise date. Prior to that time, none of the rights or privileges of a stockholder shall exist with respect to such shares. Employees purchased approximately 0.3 million shares in 2009 and 0.3 million shares in 2008, for approximately $6 million and $5 million, respectively. No purchases were made under the ESPP in 2007, as the first enrollment period began after December 31, 2007.

NOTE 7 Employee Benefit Plans

Pension and Postemployment Plans. Prior to the Separation, NCR employees engaged in Teradata's business were eligible to participate in pension, postretirement and postemployment benefit plans sponsored by NCR in many of the countries where Teradata does business. As Teradata participated in NCR's plans, it accounted for its pension and postemployment benefit costs under the multiemployer plan approach, and has recognized the pension and postemployment costs allocated to it by NCR as expense, with a corresponding contribution in parent company investment. Pension and postemployment benefit costs were allocated to Teradata based on the projected benefit obligation associated with Teradata-specific employees and other NCR employees who provided support services to Teradata.

In conjunction with the Separation, certain of NCR's pension and postemployment benefit obligations and plan assets relating to the Teradata business were assumed by/transferred to the Company. The only defined benefit pension obligations transferred to Teradata relate to certain of its international employees. For those international pension plans for which the Company holds asset balances, those assets are primarily invested in common/collective trust funds (which include publicly traded common stocks, corporate and government debt securities, real estate indirect investments, cash or cash equivalents) and insurance contracts.

Postemployment obligations relate to benefits provided to involuntarily terminated employees and certain inactive employees after employment but before retirement. These benefits are paid in accordance with various foreign statutory laws and regulations, and Teradata's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, continuation of health care benefits and life insurance coverage, and are funded on a pay-as-you-go basis. There were no postretirement benefit obligations assumed by the Company.

Pension and postemployment benefit costs for the years ended December 31 were as follows:

	2009		2008		2007	
In millions	**Pension**	**Postemployment**	Pension	Postemployment	Pension	Postemployment
Service cost	$ 7	$ 4	$ 7	$ 5	$ 2	$ 1
Interest cost	3	2	4	3	1	1
Expected return on plan assets	(2)	–	(3)	–	(1)	–
Settlement charge	1	–	1	–	–	–
Employee contributions	(1)	–	(1)	–	–	–
Amortization of actuarial loss	1	–	–	3	1	1
Pre-Separation allocation from NCR	–	–	–	–	6	12
Total costs	$ 9	$ 6	$ 8	$ 11	$ 9	$ 15

The underfunded amount of pension and postemployment obligations is recorded as a liability in the Company's consolidated balance sheet. The following tables present the changes in benefit obligations, plan assets, funded status and the reconciliation of the funded status to amounts recognized in the consolidated balance sheets and in accumulated other comprehensive income at December 31:

	Pension		Postemployment	
	2009	2008	2009	2008
In millions				
Change in benefit obligation				
Benefit obligation at January 1	$ 89	$ 97	$ 36	$ 53
Service cost	6	5	4	5
Interest cost	3	4	2	3
Plan participant contributions	1	1	–	–
Amendments	–	(3)	–	1
Actuarial (gain) loss	(2)	(5)	2	(23)
Other	–	(8)	–	–
Benefits paid	(6)	(5)	(6)	(4)
Currency translation adjustments	5	3	–	1
Benefit obligation at December 31	96	89	38	36
Change in plan assets				
Fair value of plan assets at January 1	36	56	–	–
Actual return on plan assets	(1)	(18)	–	–
Company contributions	10	8	–	–
Benefits paid	(6)	(5)	–	–
Currency translation adjustments	5	–	–	–
Other	–	(6)	–	–
Plan participant contribution	1	1	–	–
Fair value of plan assets at December 31	45	36	–	–
Funded status (underfunded)	$ (51)	$ (53)	$ (38)	$ (36)
Amounts Recognized in the Balance Sheet				
Current liabilities	$ –	$ –	$ (6)	$ (6)
Noncurrent liabilities	(51)	(53)	(32)	(30)
Net amounts recognized	$ (51)	$ (53)	$ (38)	$ (36)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial loss	$ 27	$ 25	$ 5	$ 3
Prior service credit	(3)	(3)	–	–
Total	$ 24	$ 22	$ 5	$ 3

The accumulated pension benefit obligation was $90 million at December 31, 2009 and $82 million at December 31, 2008. For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $67 million, $61 million and $17 million, respectively, at December 31, 2009, and $85 million, $79 million and $32 million, respectively, at December 31, 2008.

The following table presents the pre-tax net changes in projected benefit obligations recognized in other comprehensive income during 2009:

	Pension		Postemployment	
In millions	2009	2008	2009	2008
Actuarial loss/(gain) arising during the year	$ 2	$ 12	$ 2	$ (22)
Amortization of loss included in net periodic benefit cost	(1)	–	–	(3)
Prior service (credit)/cost arising during the year	–	(4)	–	1
Recognition of loss due to settlement	(1)	(1)	–	–
Foreign currency exchange	2	–	–	–
Total recognized in other comprehensive expense (income)	$ 2	$ 7	$ 2	$ (24)

The following table presents the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during 2010:

In millions	Pension	Postemployment
Net loss	$ 1	$ –
Total recognized in other comprehensive loss/(income)	$ 1	$ –

The weighted-average rates and assumptions used to determine benefit obligations at December 31, 2009 and 2008, and net periodic benefit cost for the year ended December 31, 2009 and 2008, were as follows:

	Pension Benefit Obligations		Pension Benefit Cost	
	2009	2008	2009	2008
Discount rate	4.2%	4.2%	4.2%	4.7%
Rate of compensation increase	3.3%	3.2%	3.2%	3.3%
Expected return on plan assets	N/A	N/A	5.2%	6.2%
	Postemployment Benefit Obligations		**Postemployment Benefit Cost**	
	2009	2008	2009	2008
Discount rate	4.8%	4.8%	4.8%	5.0%
Rate of compensation increase	3.7%	3.7%	3.7%	3.8%
Involuntary turnover rate	2.0%	2.0%	2.0%	3.0%

The Company determines the expected return on assets based on individual plan asset allocations, historical capital market returns, and long run interest rate assumptions, with input from its actuaries, investment managers, and independent investment advisors. The company emphasizes long term expectations in its evaluation of return factors, discounting or ignoring short term market fluctuations. Expected asset returns are reviewed annually, but generally modified only when asset allocation strategies change or long term economic trends are identified.

The discount rate used to determine year-end 2009 U.S. benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Citigroup Pension Discount Curve. This yield curve has been constructed to represent the available yields on high-quality fixed-income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality long-term corporate bonds, relative to our future expected cash flows.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and differences between actual and assumed asset returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent that they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan.

Plan Assets. The weighted-average asset allocations at December 31, 2009 and 2008, by asset category are as follows:

	Actual Asset Allocation As of December 31		2009 Target Asset Allocation
	2009	2008	
Equity securities	**42%**	50%	**41%**
Debt securities	**34%**	13%	**37%**
Insurance contracts	**13%**	18%	**13%**
Real estate	**4%**	2%	**3%**
Other	**7%**	17%	**6%**
Total	**100%**	100%	**100%**

Fair Value. GAAP has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as significant other observable inputs, such as quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for pension assets as of December 31, 2009.

Common/collective trust funds (which include money market funds, equity funds, bond funds, real-estate indirect investment, etc): Valued at the net asset value ("NAV") of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan. Because the NAV of the shares held in the common/collective trust funds are derived by the value of the underlying investments, which are detailed in the table below, the Company has classified these underlying investments as Level 2 fair value measurements.

Insurance contracts: Valued by discounting the related future benefit payments using a current year-end market discount rate, which represents the fair value of the insurance contract.

The following table sets forth by level, within the fair value hierarchy, the pension plan assets at fair value as of December 31, 2009:

		Fair Value Measurements at Reporting Date Using		
In millions	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level1)	Significant Other Observable Inputs (Level2)	Significant Unobservable Inputs (Level3)
Cash/cash equivalents/money market funds	$ **2**	$ –	$ 2	$ –
Equity funds	**19**	–	19	–
Bond/fixed-income funds	**15**	–	15	–
Real-estate indirect investment	**2**	–	2	–
Commodities/Other	**1**	–	1	–
Insurance contracts	**6**	–	–	6
Total Assets at fair value	$ **45**	$ –	$ 39	$ 6

The table below sets forth a summary of changes in the fair value of the pension plan level 3 assets for the year ended December 31, 2009:

In millions	Insurance Contracts
Balance as of January 1, 2009	$ 6
Actual return on plan assets	–
Purchases, sales and settlements, net	–
Balance as of December 31, 2009	$ 6

Investment Strategy. Teradata employs a number of investment strategies across its various international pension plans. In some countries, particularly where Teradata does not have a large employee base, the Company may use insurance (annuity) contracts to satisfy its future pension payment obligations, whereby the Company makes pension plan contributions to an insurance company in exchange for which the pension plan benefits will be paid when the members reach a specified retirement age or on earlier exit of members from the plan. In other countries, the Company may employ local asset managers to manage investment portfolios according to the investment policies and guidelines established by the Company, and with consideration to individual plan liability structure and local market environment and risk tolerances. The Company's investment policies and guidelines primarily emphasize diversification across and within asset classes to maximize long-term returns subject to prudent levels of risk, with the overall objective of enabling the plans to meet their future obligations. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across domestic and international stocks, small and large capitalization stocks, and growth and value stocks. Fixed-income assets are diversified across government and corporate bonds. Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment, and are diversified by property type and location.

Cash Flows Related to Employee Benefit Plans

Cash Contributions. The Company plans to contribute approximately $10 million to the international pension plans in 2010 and $6 million to postemployment benefit obligations.

Estimated Future Benefit Payments. The Company expects to make the following benefit payments reflecting past and future service from its pension and postemployment plans:

In millions	Pension Benefits	Postemployment Benefits
Year		
2010	$ 7	$ 6
2011	$ 7	$ 6
2012	$ 8	$ 6
2013	$ 8	$ 6
2014	$ 8	$ 6
2015-2019	$ 43	$ 25

Savings Plans. U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. The Company's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense for the U.S. savings plan was approximately $15 million in 2009, $15 million in 2008 and $11 million in 2007. The expense for international subsidiary savings plans was $10 million in 2009, $10 million in 2008 and $6 million in 2007. Certain of these amounts represent contributions made by NCR to the defined contribution savings plans for the period prior to the Separation.

NOTE 8 Derivative Instruments and Hedging Activities

As a portion of the Company's operations and revenue occur outside the United States, and in currencies other than the U.S. dollar, the Company may be exposed to potential losses from changes in foreign currency exchange rates. In an attempt to mitigate the impact of currency fluctuations, the Company uses foreign exchange forward contracts to hedge transactional exposures resulting predominantly from foreign currency denominated inter-company inventory purchases. The forward contracts are designated as fair value hedges of specified foreign currency denominated inter-company payables and generally mature in three months or less. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue leveraged derivative instruments. By using derivative financial instruments to hedge exposures to changes in exchange rates, the Company exposes itself to credit risk. The company attempts to manage exposure to counterparty credit risk by entering into derivative financial instruments with highly rated institutions that can be expected to fully perform under the terms of the agreement.

All derivatives are recognized in the Consolidated Balance Sheet at their fair value. The fair values of foreign exchange contracts are based on market spot and forward exchange rates and represent estimates of possible value that may not be realized in the future. Changes in the fair value of derivative financial instruments, along with the loss or gain on the hedged asset or liability, are recorded in current period earnings. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of Teradata's involvement in such instruments. These notional amounts do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments. Across its portfolio of contracts, Teradata has both long and short positions relative to the U.S. dollar. As a result, Teradata's net involvement is less than the total contract notional amount of the Company's foreign exchange forward contracts.

The contract notional amount of the Company's foreign exchange forward contracts was $67 million ($45 million on a net basis) at December 31, 2009, and $77 million ($46 million on a net basis) at December 31, 2008. The fair value derivative assets and liabilities recorded in other current assets and accrued liabilities at December 31, 2009 and 2008, were not material.

The aggregate net foreign currency transaction gains and losses in 2009, 2008 and 2007 were not material to the results of operations. The aggregate foreign currency transaction amounts include the gains/losses on the Company's foreign currency fair value hedges for all periods presented.

NOTE 9 Commitments and Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property, tax matters, and other regulatory compliance and general matters, including those described below.

The Company is subject to governmental investigations and requests for information from time to time. As previously reported prior to Teradata's Separation from NCR, the United States Department of Justice is conducting an investigation regarding the propriety of the Company's arrangements or understandings with others in connection with certain federal contracts and the adequacy of certain disclosures related to such contracts. The investigation arises in connection with civil litigation in federal district court filed under the qui tam provisions of the civil False Claims Act against a number of IT companies, including the Company. The complaints against the Company remain under seal. The Company continues to conduct its analysis of such claims focusing on the propriety of certain transactions under federal programs under which Teradata was a contractor. During 2008 the Company shared evidence with the Justice Department of questionable conduct that the Company uncovered and is continuing to cooperate with the Justice Department in its investigation.

A separate portion of the government's investigation relates to the adequacy of pricing disclosures made to the government in connection with negotiation of NCR's General Services Administration Federal Supply Schedule as it relates to Teradata, prior to the Company's Separation from NCR, and to whether certain subsequent price reductions were properly passed on to the government. Both NCR and the Company are participating in this aspect of the investigation, with respect to certain products and services of each, and each will assume financial responsibility for its own exposures, if any, without indemnification from the other. At this time, the Company is unable to determine the extent of its liability with respect to this aspect of the investigation.

The Company has an accrual of approximately $2 million related to the current best estimate of probable liability relating to these matters. The Company believes the amounts provided in its financial statements are adequate in light of the probable and estimable liabilities. However, because such matters are subject to many uncertainties, the outcomes are not predictable and there can be no assurances that the actual amounts required to satisfy alleged liabilities from the matters described above and other matters, and to comply with applicable laws and regulations, will not exceed the amounts reflected in the Company's financial statements or will not have a material adverse effect on its results of operations, financial condition or cash flows.

Guarantees and Product Warranties. Guarantees associated with the Company's business activities are reviewed for appropriateness and impact to the Company's financial statements. Periodically, the Company's customers enter into various leasing arrangements coordinated with a leasing company. In some instances, the Company guarantees the leasing company a minimum value at the end of the lease term on the leased equipment. As of December 31, 2009, the maximum future payment obligation of this guaranteed value and the associated liability balance was $5 million.

The Company provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls and cost of replacement parts. For each consummated sale, the Company recognizes the total customer revenue and records the associated warranty liability using pre-established warranty percentages for that product class.

The following table identifies the activity relating to the warranty reserve for the years ended December 31:

In millions	2009	2008	2007
Warranty reserve liability			
Beginning balance at January 1	$ 6	$ 6	$ 8
Accruals for warranties issued	11	13	13
Settlements (in cash or kind)	(12)	(13)	(15)
Balance at end of period	$ 5	$ 6	$ 6

The Company also offers extended and/or enhanced coverage to its customers in the form of maintenance contracts. The Company accounts for these contracts by deferring the related maintenance revenue over the extended and/or enhanced coverage period. Costs associated with maintenance support are expensed as incurred. Amounts associated with these maintenance contracts are not included in the table above.

In addition, the Company provides its customers with certain indemnification rights. In general, the Company agrees to indemnify the customer if a third party asserts patent or other infringement on the part of the customer for its use of the Company's products. The Company has entered into indemnification agreements with the officers and directors of its subsidiaries. From time to time, the Company also enters into agreements in connection with its acquisition and divesture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement, and as such the Company has not recorded a liability in connection with these indemnification arrangements. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Leases. Teradata conducts certain of its sales and administrative operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses that are not material to the overall lease portfolio. Future minimum operating lease payments and committed subleases, in millions, under non-cancelable leases as of December 31, 2009, for the following fiscal years were:

In millions	Total Amounts	2010	2011	2012	2013	2014
Operating lease obligations	$ 42	$ 15	$ 12	$ 9	$ 4	$ 2
Sublease rentals	(5)	(4)	(1)	–	–	–
Total committed operating leases less sublease rentals	$ 37	$ 11	$ 11	$ 9	$ 4	$ 2

The Company's actual rental expense was $17 million, $18 million and $7 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company had no contingent rentals for these periods, but received sublease rental income of $5 million, $5 million and $4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Concentrations of Risk. The Company is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments, and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Teradata's business often involves large transactions with customers, and if one or more of those customers were to default in its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses were adequate at December 31, 2009 and 2008.

The Company is also potentially subject to concentrations of supplier risk. Our hardware components are assembled exclusively by Flextronics Corporation. Flextronics procures a wide variety of components used in the manufacturing process on our behalf. Although many of these components are available from multiple sources, Teradata utilizes preferred supplier relationships to better ensure more consistent quality, cost and delivery. Typically, these preferred suppliers maintain alternative processes and/or facilities to ensure continuity of supply. Given the Company's strategy to outsource its manufacturing activities to Flextronics and to source certain components from single suppliers, a disruption in production at Flextronics or at a supplier could impact the timing of customer shipments.

NOTE 10 Fair Value Measurements

The Company's assets and liabilities measured at fair value on a recurring basis include money market funds and foreign currency exchange contracts. A portion of the Company's excess cash reserves are held in money market funds which generate interest income based on the prevailing market rates. Money market funds are included in cash and cash equivalents in the Company's balance sheet. Money market fund holdings are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. When deemed appropriate, the Company minimizes its exposure to changes in foreign currency exchange rates through the use of derivative financial instruments, specifically, forward foreign exchange contracts. The fair value of these contracts are measured at the end of each interim reporting period using observable inputs other than quoted prices. As such, these derivative instruments are classified within Level 2 of the valuation hierarchy. Fair value gains for open contracts are recognized as assets and fair value losses are recognized as liabilities. The foreign exchange currency contracts in effect at December 31, 2009 had no material fair value gains or losses. The foreign exchange currency contracts in effect at December 31, 2008 had a net fair value loss of approximately $1 million, and no net fair value gain. Any gains and losses would be mitigated by corresponding gains on the underlying exposures. The Company's short-term investments consist of bank time deposits with original maturities between three months and one year. These assets are not measured at fair value on a recurring basis and as such are not included in the table below.

The Company's assets measured at fair value on a recurring basis and subject to fair value disclosure requirements at December 31, 2009 were as follows:

		Fair Value Measurements at Reporting Date Using		
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions				
Assets				
Money market funds	**$ 403**	$ 403	$ –	$ –
Total Assets	**$ 403**	$ 403	$ –	$ –

The Company's assets measured at fair value on a recurring basis and subject to fair value disclosure requirements at December 31, 2008 were as follows:

		Fair Value Measurements at Reporting Date Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions				
Assets				
Money market funds	$ 288	$ 288	$ –	$ –
Total Assets	$ 288	$ 288	$ –	$ –

NOTE 11 Segment, Other Supplemental Information and Concentrations

Teradata manages its business in three geographic regions, which are also the Company's operating segments: (1) the North America and Latin America ("Americas") region; (2) the Europe, Middle East and Africa ("EMEA") region; and (3) the Asia Pacific and Japan ("APJ") region. Management evaluates the performance of its segments based on revenue and segment margin, and does not include segment assets for management reporting purposes. Corporate-related costs are fully-allocated to the segments.

The following table presents regional segment revenue and segment gross margin for the Company for the years ended December 31:

In millions	2009	% of Revenue	2008	% of Revenue	2007	% of Revenue
Revenue						
Americas[1]	$ **981**	**57%**	$ 984	56%	$ 964	57%
EMEA	**430**	**25%**	451	26%	424	25%
APJ	**298**	**18%**	327	18%	314	18%
Total revenue	**1,709**	**100%**	1,762	100%	1,702	100%
Segment gross margin						
Americas	**570**	**58.1%**	557	56.6%	554	57.5%
EMEA	**230**	**53.5%**	234	51.9%	205	48.3%
APJ	**138**	**46.3%**	158	48.3%	157	50.0%
Total gross margin	**938**	**54.9%**	949	53.9%	916	53.8%
Selling, general and administrative expenses	**483**	**28%**	508	29%	470	28%
Research and development expenses	**117**	**7%**	108	6%	126	7%
Total income from operations	$ **338**	**20%**	$ 333	19%	$ 320	19%

(1) The Americas region includes revenue from the United States of $871 million in 2009, $894 million in 2008 and $884 million in 2007.

The following table presents revenue by product and services revenue for the Company for the years ended December 31:

In millions	2009	2008	2007
Products (software and hardware)[1]	$ **772**	$ 849	$ 884
Consulting services	**497**	485	451
Maintenance services	**440**	428	367
Total services	**937**	913	818
Total revenue	$ **1,709**	$ 1,762	$ 1,702

(1) Our data warehousing software and hardware products are often sold and delivered together in the form of a "node" of capacity as an integrated technology solution. Accordingly, it is impracticable to provide the breakdown of revenue from various types of software and hardware products.

The following table presents property and equipment by geographic area at December 31:

In millions	2009	2008
United States	$ **82**	$ 75
Americas (excluding United States)	**2**	1
EMEA	**3**	4
APJ	**8**	8
Property and equipment, net	$ **95**	$ 88

Concentrations. No single customer accounts for more than 10% of the Company's revenue. As of December 31, 2009, the Company is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on the Company's operations. The Company also has no concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

Note 12 Quarterly Information (unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
Total revenues	**$ 367**	**$ 421**	**$ 425**	**$ 496**
Gross margin	**$ 200**	**$ 233**	**$ 227**	**$ 278**
Operating income	**$ 60**	**$ 84**	**$ 88**	**$ 106**
Net income	**$ 45**	**$ 62**	**$ 63**	**$ 84**
Net income per share:				
Basic	**$ 0.26**	**$ 0.36**	**$ 0.37**	**$ 0.49**
Diluted	**$ 0.26**	**$ 0.36**	**$ 0.36**	**$ 0.48**
2008				
Total revenues	$ 375	$ 455	$ 439	$ 493
Gross margin	$ 194	$ 249	$ 237	$ 269
Operating income	$ 53	$ 92	$ 86	$ 102
Net income	$ 42	$ 69	$ 60	$ 79
Net income per share:				
Basic	$ 0.23	$ 0.38	$ 0.34	$ 0.45
Diluted	$ 0.23	$ 0.38	$ 0.33	$ 0.45

COMMON STOCK INFORMATION

Teradata common stock trades on the New York Stock Exchange under the symbol "TDC." There were approximately 112,000 registered holders of Teradata common stock as of February 23, 2010. The following table presents the high and low closing per share prices of Teradata common stock traded on the New York Stock Exchange during the calendar quarter indicated.

Common Stock Closing Market Price	High	Low
2009		
Fourth quarter	**$ 32.08**	**$ 26.35**
Third quarter	**$ 27.90**	**$ 21.82**
Second quarter	**$ 24.10**	**$ 15.28**
First quarter	**$ 17.12**	**$ 13.02**
2008		
Fourth quarter	$ 18.85	$ 11.46
Third quarter	$ 25.18	$ 18.41
Second quarter	$ 27.01	$ 20.61
First quarter	$ 26.99	$ 21.75

Teradata has not paid cash dividends and does not anticipate the payment of cash dividends to shareholders of Teradata common stock in the immediate future. The declaration of dividends in the future would be subject to the discretion of Teradata's Board of Directors.

CORPORATE INFORMATION

Annual Meeting of Stockholders

Stockholders are invited to attend Teradata's Annual Meeting of Stockholders at 8 a.m. on Tuesday, April 27, 2010, to be held at

The Monarch Tower, Suite 2000
3424 Peachtree Road, Northeast
Atlanta, Georgia 30326

Stockholder Account Inquiries

Information regarding "registered" stockholder accounts is available from Teradata's stock transfer agent, BNY Mellon Shareowner Services, at www.bnymellon.com/shareowner/isd, or by contacting:

Teradata Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

E-mail: shrrelations@bnymellon.com

Phone: 888-261-6779 (U.S.)
201-680-6578 (International)

TDD for the hearing impaired:
800-231-5469 (U.S.)
201-680-6610 (International)

Company Information

Information regarding Teradata's filings with the U.S. Securities and Exchange Commission ("SEC"), annual report on Form 10-K, quarterly reports, and other financial information can be accessed at www.teradata.com/investor, or obtained without charge by contacting:

Teradata Investor Relations
2835 Miami Village Drive
Dayton, OH 45342
Phone: 937-242-4878
E-mail: investor.relations@teradata.com

CEO and CFO Certifications

In 2009, the company's CEO provided the New York Stock Exchange ("NYSE") with the annual CEO certification regarding Teradata's compliance with the NYSE's corporate governance listing standards. In addition, the company's CEO and CFO filed with the SEC all required certifications regarding the quality of Teradata's public disclosures in its fiscal 2009 periodic reports.

Leadership

Michael F. Koehler
President and Chief Executive Officer

Rocky J. Blanton
President, Americas Region

Stephen A. Brobst
Chief Technology Officer

Todd B. Carver
Vice President, Deputy General Counsel and Chief Ethics and Compliance Officer

Alan C. Chow
Chief Customer Officer

Saundra D. Davis
Vice President, Human Resources

Robert E. Fair, Jr.
Executive Vice President, Global Field Operations

Scott E. Gnau
Chief Development Officer

Peter Hand
President, APJ Region

Daniel L. Harrington
Executive Vice President, Technology and Support Services

Bruce A. Langos
Chief Operations Officer

Darryl D. McDonald
Chief Marketing Officer

Laura K. Nyquist
General Counsel and Corporate Secretary

Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer

Hermann Wimmer
President, EMEA Region

Robert A. Young
Vice President, Financial Planning and Operations

Board of Directors

James M. Ringler
Chairman of the Board
Teradata Corporation

Edward P. Boykin
Former President and Chief Operating Officer
Computer Sciences Corporation

Nancy E. Cooper
Executive Vice President and Chief Financial Officer
CA, Inc.

Cary T. Fu
Chairman of the Board and Chief Executive Officer
Benchmark Electronics, Inc.

David E. Kepler
Executive Vice President, Business Services, Chief Sustainability Officer, and Chief Information Officer
The Dow Chemical Company

Micheal F. Koehler
President and Chief Executive Officer
Teradata Corporation

Victor L. Lund
Non-Executive Chairman of the Board
DemandTec, Inc.

William S. Stavropoulos
Chairman Emeritus
The Dow Chemical Company


TDC
LISTED
NYSE

TERADATA®
Raising Intelligence

TERADATA CORPORATION

2835 Miami Village Drive
Dayton, OH 45342
www.teradata.com


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